Mail Stop 4561

February 17, 2010

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
117 Kendrick Street, Suite 800
Needham, Massachusetts 02494

      Re: TechTarget, Inc.
               Form 10-Q for the Fiscal Quarter Ended September 30, 2009
               Filed February 8, 2010
               File No. 001-33472

Dear Mr. Strakosch:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Note 1. Organization and Operations, page 7

1.   You disclose that the company identified an improper accounting practice relating to certain customer credits that were improperly eliminated as liabilities on the balance sheet. Please provide us with further details of the cause and nature of this error. As part of your response, please help us to understand the accounting

practice you identified as improper and the accounting treatment established subsequent to discovery of the error.

2.   We note that you corrected the errors relating to the customer credits and stock-based compensation expense by recording cumulative adjustments during the third quarter of fiscal 2009. We also note that you concluded that these adjustments were not material, both quantitatively and qualitatively, to the applicable prior reporting periods. Please provide us with a quantitative and qualitative analysis describing management's determination that the effects of these errors were not material to the prior annual financial statements and interim financial statements for fiscal 2009. Refer to ASC 250-10-S99-1.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Greg Strakosch
TechTarget, Inc.
February 17, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief